SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775
March 10, 2004

04010734

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated March 1, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated March 5, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated March 9, 2004 (Attached hereto as Exhibit A-3)

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

B. Japanese Language Documents

(1) Press release dated March 1, 2004 (English Translation attached hereto as Exhibit B-1)
(2) Press release dated March 1, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-1)
(3) Press release dated March 5, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-2)
(4) Press release dated March 9, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-3)
(5) Extraordinary Report dated March 9, 2004
(A brief description in English is set forth in Annex A)

dly 3/22

Very truly yours,

Shinsei Bank, Limited

By:
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

085293-0011-10038-Tokyo.2009237.1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, March 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective April 1, 2004.

Mr. Clark Graninger, Corporate Executive Officer and Head of the Institutional Banking Group and Head of the Corporate Banking Business Sub-Group, will become Corporate Executive Officer and Head of the Institutional Banking Group.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8 Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, March 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective April 1, 2004.

1. Organizational Changes in the Retail Banking Group
   (1) The "Platinum Banking Division" will be created, and all Shinsei Financial Centers will be positioned under the division.
   (2) The "Mass Retail Banking Division", the "CRM Unit" and the "Excellence in Banking Division" will be created.
   (3) The "Planning Division" and "Retail Loan Division" will be renamed to "Deposit Products Division" and "Loan Products Division"
   (4) The "Retail Sales Sub-Group" and the "Product Distribution Division" will be abolished.

2. Effective Date
April 1, 2004

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

Exhibit A - 3

04 MAR 22 AM 7:21

March 9, 2004

To whom it may concern:

Company Name: Shinsei Bank, Limited

Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Receipt of the Notice of the Filing of the Complaint

Shinsei Bank, Limited (the "Bank") announces that it has received the notice of the filing of the complaint seeking damages on or around March 8, 2004, EST.

1. Cause for, and Background Leading to, the Complaint:

   Around January 2004, the Bank obtained information to the effect that the bankruptcy trustee of EIE International Corporation which was declared bankrupt by the Tokyo District Court (the "Plaintiff") was in the process of reinstating the lawsuit against the Bank which it had previously withdrawn in June 2002 at the court in Saipan, the Commonwealth of the Northern Mariana Islands. To date, the Bank has not been served with official and proper summons and complaint relating to such a reinstatement of the lawsuit.

   However, on or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) in this action were delivered to the New York Representative Office of the Bank, in New York, U.S.A, sent from attorneys in Saipan acting on behalf of the Plaintiff. We believe that the Bank has sufficient counterarguments to the complaint of the Plaintiff, and intend to defend itself appropriately.

2. Party Who Filed the Complaint:

   (1) Name: EIE International Corporation

   (2) Location (Name and address of the attorneys for the Plaintiff):

   Calvo & Clark, LLP, MH II Building, Mariana Heights Business Park
   PMB 951 Box 10001, Saipan, MP 96950

3. Substance of the Complaint and Amount of Damage Sought:

(1) Substance of the complaint:

The Plaintiff seeks damages from the Bank in relation to the Hyatt Regency Saipan Hotel, the Regent Business-related assets of the Plaintiff, and other worldwide assets of the Plaintiff.

(2) Amount of damages sought: Not indicated.

4. Prospects:

We believe that the Bank will dispute the validity of the service of process, where appropriate, and has sufficient counterarguments to the complaints of the Plaintiff. The Bank intends to defend itself appropriately.

Under the Share Purchase Agreement entered into by and among the Deposit Insurance Corporation of Japan (the "DIC"), New LTCB Partners C.V. and the Bank, dated February 9, 2000, the Bank received litigation-related indemnities from the DIC, including a general indemnity for costs incurred from legal proceedings relating to matters arising before March 1, 2000. Such indemnities are for amounts exceeding a threshold amount equal to ¥5 billion with respect to specified losses, including litigation costs. The Bank provided a ¥5 billion reserve to cover this threshold amount, in the fiscal year ended March 31, 2001. There can be no assurance, however, that a dispute will not arise regarding the scope of coverage of the DIC's indemnity or the procedure for collection.

The Bank expects that there will be no change in its performance prospects announced on February 19, 2004 (see below).

(Referential Information) Performance prospects for the current fiscal year (ending March 31, 2004) (announced on February 19, 2004) and business results for the previous fiscal year (Consolidated):

(¥ in millions)

	Total Operating Income	Net Operating Income	Net Income
Performance prospects for the current fiscal year (ending March 31, 2004)	175,000	60,000	65,000
Business results for the previous fiscal year (ended March 31, 2003)	201,166	33,990	53,030

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, March 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective April 1, 2004.

1. Organizational Changes

In an effort to bring the best financial solutions to our customers, the Institutional Banking Group has been integrating its relationship management (RM) and product teams. As a continuation of this integration process, the following organizational changes will be made, effective April 1, 2004.

(1) The Specialty Finance Division and the Real Estate Finance Division will be joined with the Corporate Banking Business Sub-Group. The new group will continue to be called the Corporate Banking Business Sub-Group.
(2) The Non Bank Financial Services Division will become the Non Bank Financial Services Sub-Group.
(3) Tokyo Business Division I and Tokyo Business Division II will be combined, and will be called Tokyo Business Division.
(4) In order to better manage and improve relationships with key customers, the Corporate Business Banking Sub-Group will establish an RM Business Head structure.

2. Effective Date
April 1, 2004

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, March 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective April 1, 2004.

Mr. Clark Graninger, Corporate Executive Officer and Head of the Institutional Banking Group and Head of the Corporate Banking Business Sub-Group, will become Corporate Executive Officer and Head of the Institutional Banking Group.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, March 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective April 1, 2004.

1. Organizational Changes in the Retail Banking Group
   (1) The "Platinum Banking Division" will be created, and all Shinsei Financial Centers will be positioned under the division.
   (2) The "Mass Retail Banking Division", the "CRM Unit" and the "Excellence in Banking Division" will be created.
   (3) The "Planning Division" and "Retail Loan Division" will be renamed to "Deposit Products Division" and "Loan Products Division"
   (4) The "Retail Sales Sub-Group" and the "Product Distribution Division" will be abolished.

2. Effective Date
April 1, 2004

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

March 9, 2004

To whom it may concern:

Company Name: Shinsei Bank, Limited

Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Receipt of the Notice of the Filing of the Complaint

Shinsei Bank, Limited (the "Bank") announces that it has received the notice of the filing of the complaint seeking damages on or around March 8, 2004, EST.

1. Cause for, and Background Leading to, the Complaint:

   Around January 2004, the Bank obtained information to the effect that the bankruptcy trustee of EIE International Corporation which was declared bankrupt by the Tokyo District Court (the "Plaintiff") was in the process of reinstating the lawsuit against the Bank which it had previously withdrawn in June 2002 at the court in Saipan, the Commonwealth of the Northern Mariana Islands. To date, the Bank has not been served with official and proper summons and complaint relating to such a reinstatement of the lawsuit.

   However, on or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) in this action were delivered to the New York Representative Office of the Bank, in New York, U.S.A, sent from attorneys in Saipan acting on behalf of the Plaintiff. We believe that the Bank has sufficient counterarguments to the complaint of the Plaintiff, and intend to defend itself appropriately.

2. Party Who Filed the Complaint:

   (1) Name: EIE International Corporation

   (2) Location (Name and address of the attorneys for the Plaintiff):

   Calvo & Clark, LLP, MH II Building, Mariana Heights Business Park
   PMB 951 Box 10001, Saipan, MP 96950

3. Substance of the Complaint and Amount of Damage Sought:

(1) Substance of the complaint:

The Plaintiff seeks damages from the Bank in relation to the Hyatt Regency Saipan Hotel, the Regent Business-related assets of the Plaintiff, and other worldwide assets of the Plaintiff.

(2) Amount of damages sought: Not indicated.

4. Prospects:

We believe that the Bank will dispute the validity of the service of process, where appropriate, and has sufficient counterarguments to the complaints of the Plaintiff. The Bank intends to defend itself appropriately.

Under the Share Purchase Agreement entered into by and among the Deposit Insurance Corporation of Japan (the "DIC"), New LTCB Partners C.V. and the Bank, dated February 9, 2000, the Bank received litigation-related indemnities from the DIC, including a general indemnity for costs incurred from legal proceedings relating to matters arising before March 1, 2000. Such indemnities are for amounts exceeding a threshold amount equal to ¥5 billion with respect to specified losses, including litigation costs. The Bank provided a ¥5 billion reserve to cover this threshold amount, in the fiscal year ended March 31, 2001. There can be no assurance, however, that a dispute will not arise regarding the scope of coverage of the DIC's indemnity or the procedure for collection.

The Bank expects that there will be no change in its performance prospects announced on February 19, 2004 (see below).

(Referential Information) Performance prospects for the current fiscal year (ending March 31, 2004) (announced on February 19, 2004) and business results for the previous fiscal year (Consolidated):

(¥ in millions)

	Total Operating Income	Net Operating Income	Net Income
Performance prospects for the current fiscal year (ending March 31, 2004)	175,000	60,000	65,000
Business results for the previous fiscal year (ended March 31, 2003)	201,166	33,990	53,030

[Annex A]

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report dated March 9, 2004

An etraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's receipt of the notice of the filing of the complaint. The substance is the same as a press release as attached hereto as Exhibit B-4.